Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hacking Labs
46 Digital Dr., STE. 2
Novato, CA 94949
https://www.veercycle.com/

Up to $616,998.00 in Non-Voting Common Stock at $1.20
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Hacking Labs
Address: 46 Digital Dr., STE. 2, Novato, CA 94949
State of Incorporation: CA
Date Incorporated: July 28, 2016

Terms:

Equity

Offering Minimum: $9,999.60 | 8,333 shares of Non-Voting Common Stock
Offering Maximum: $616,998.00 | 514,165 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $499.20

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

Because you previously invested in VEER, you are eligible for 20% bonus shares

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$1,000+ We Love You? Level Up - 3% bonus shares

$2,500+ Riders Leve lUp - 8% bonus shares,

$5,000+ Partners Level Up - 10% bonus shares, lifetime 30% discount on orders

$10,000+ Owners Level Up - 15% bonus shares, call or meeting with the founding team** first look at upcoming products in development, lifetime 30% discount on orders

$25,000+ Founders Level Up - 20% bonus shares, call or meeting with the founding team,** first look at upcoming products in development, free belt drive

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

** Meetings and calls will be scheduled at mutually convenient times. Please note that travel and lodging expenses are not included in this offering. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient.

The 10% StartEngine Owners' Bonus

Veer will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.20 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hacking Labs, a California corporation dba VEER ("VEER" or the Company"), builds next-gen drivetrains for the future of local transportation. Our Carbon fiber transmissions boost the durability, performance, range, and affordability of light electric vehicles like eBikes, eScooters, and eMotorcycles. This increases ridership and lets cities move on from cars for local transit.

We sell directly to consumers over the Internet, through partner retailers, to distributors, and to OE manufacturers. We have manufacturing partners globally, and have prototyping, manufacturing, and QC capability in the San Francisco Bay Area.

Our target customers are people who want to be healthier and live sustainably but are annoyed or intimidated by bikes and light vehicles. Manufacturers in the eBike, eMotorcycle, eScooter, and other micro-mobility sectors are also our target customers.

The Company's Intellectual Property ("IP")

The Company was granted multiple trademarks, and has applied for multiple Utility patents in the US and in Europe.

- "Belt Drive System" patent was filed with the USPTO on October 2, 2022 .
- "Compact splice for toothed belts" patent was filed with the USPTO on February 4, 2020.

- "SECTIONED MULTIPLE-STEP PULLEY TRANSMISSION" PCT Patent was filed with the US WIPO on February 23, 2022.

- The Veer Logo and name trademark was filed with the USPTO on January 30, 2018

In addition to this, Hacking Labs has other IP that it has developed, including trade secrets on processes related to manufacturing and improvement of the performance of drivetrain systems. The Company owns all applications and IP and has the right to use.

Competitors and Industry

<u>Competitors</u>

VEER operates in the electric vehicle drivetrain space, and has two primary competitors:

Shimano dominates the component market for bicycles and eBikes. Shimano is a multibillion-dollar Japanese company that operates globally, at every price point, and in nearly every segment of the industry. They are known for ubiquitous distribution and a high level of value for the price of components.

Gates Corp dominates the market for final drives on light electric vehicles and also dominates the market for durable belt drives on bicycles and e-bikes. Gates is a multibillion-dollar American company, and the oldest belt drive company in the world, selling almost exclusively to OEM customers. Both competitors are known for ubiquitous distribution and a high level of value for the price of components. However, we believe both are also slow-moving incumbents who are unwilling to innovate on their own business models.

However, VEER is able to sell omnichannel to multiple industries, has a unique technology, and is able to adapt and innovate more quickly than the incumbents.

<u>Industry</u>

The light vehicle drivetrain industry is currently estimated at $78.5B* and is projected to grow at a rate of 9.4%** and is predicted to reach $122.7B in revenue by 2027***

Sources:

*https://www.marketsandmarkets.com/Market-Reports/light-electric-vehicles-market-159224233.html

**https://www.marketsandmarkets.com/Market-Reports/light-electric-vehicles-market-159224233.html

***https://www.marketsandmarkets.com/Market-Reports/light-electric-vehicles-market-159224233.html

Current Stage and Roadmap

Current Stage

VEER has developed and launched several novel products into multiple channels. Split Belt is the primary product line, with a series of proprietary sprockets, belts, and accessories that allow bikes and motorcycles of existing design to utilize carbon belt drive technology.

Future Roadmap

We are excited to launch more ebike and emotorcycle specific products this year. We are also launching a new system that allows for seamless, high-efficiency gear shifting on many types of light electric vehicles, utilizing split belt drive technology. This includes wireless electronic shifting, and smart diagnostics. We also launched Xpert Drive (a more affordable carbon belt system) and Super Belt (2X the durability of any previous comparable drive) for high power applications this year. Our future includes scaling up production of these systems.

The Team

Officers and Directors

Name: Sean Hacking

Sean Hacking's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer, President of the Board, Secretary
  Dates of Service: July, 2016 - Present
  Responsibilities: Responsible for making managerial decisions at the highest level. Leads Technology and product roadmap. Preside over board meetings. Record the minutes of all meetings of the Board of Directors, maintain records of committee meetings, oversee the maintenance of membership lists, provide for the safe keeping of all official contracts and records of the organization and publish notices of scheduled meetings as required in these Bylaws.Compensation: $0 salary, 6M shares of Common Stock.

Name: Daniel Hacking

Daniel Hacking's current primary role is with TRC. Daniel Hacking currently services 0.1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Treasurer of the Board
  Dates of Service: July, 2016 - Present
  Responsibilities: The custodian of the funds, securities, and financial records of the association. Daniel does not take a salary.

Other business experience in the past three years:

- Employer: Hacking Labs
  Title: Lead Mechanic
  Dates of Service: June, 2018 - April, 2019
  Responsibilities: Build machines and bikes to test drivetrain components, evaluate new drivetrain components for performance

Other business experience in the past three years:

- Employer: Rick's Energy Solutions

Title: Title 24 Building Analyst
Dates of Service: July, 2019 - January, 2022
Responsibilities: Evaluate building projects for compliance with California Title 24 efficiency laws.

Other business experience in the past three years:

- Employer: TRC
  Title: Engineer I
  Dates of Service: March, 2021 - Present
  Responsibilities: Daniel supports a number of diverse projects, from research projects exploring the efficiency of emerging building technologies through mesh meter installation/configuration to performing building system inspections for utility rebate programs that TRC manages.

Name: Colin Hacking

Colin Hacking's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board
  Dates of Service: July, 2016 - Present
  Responsibilities: Heads the board of directors, provides leadership to the firm's executives and other employees, leads the charge on big-picture decisions, and sets the tone for the corporate culture of the company. Compensation for advising and board leadership totaled 315,000 shares of Non-Voting Common Stock. He also holds 3,085,000 shares of Common Stock.

Name: Kelly Burr

Kelly Burr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO)
  Dates of Service: May, 2021 - Present
  Responsibilities: Responsible for making managerial decisions at the highest level. Working with the CTO to strategize on overall company strategy and operations. Oversee operations of all parts of the company. Generating Sales leads, managing sales strategy and managing the sales teams. Compensation: $120,000/year; Burr holds 900,000 shares of Non-Voting Common Stock.

Other business experience in the past three years:

- Employer: Bicycle Design Solutions
  Title: Owner
  Dates of Service: June, 2011 - April, 2021
  Responsibilities: Source and trade cycling components, consulting on bicycle design and go-to-market strategy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete

description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the transmissions products industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
Delays or cost overruns in the development of New Products , and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and/or trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third

parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Sean Hacking</td><td>6,000,000</td><td>Common Stock</td><td>64.62%</td></tr>
<tr><td>Colin Hacking</td><td>3,085,000</td><td>Common Stock</td><td rowspan="2">33.22%</td></tr>
<tr><td>Colin Hacking</td><td>315,000</td><td>Non-Voting Common Stock</td></tr>
</table>

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 514,165 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,500,000 with a total of 9,285,000 outstanding.

Voting Rights

Each outstanding share shall be entitled to one vote on each matter submitted to a vote of shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholder fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 4,500,000 with a total of 3,250,467 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 12,535,467 shares, includes 9,285,000 shares of Common Stock (which does not include 1,125,000 shares of options, reserved but unissued) and 3,250,467 shares of Non-Voting Common Stock (which does not include and 582,833 shares of options, reserved but unissued and 666,700 unissued and unreserved options).

Convertible Note

The security will convert into Non-voting common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $305,000.00
Maturity Date: August 09, 2024
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: $0.00
Conversion Trigger: Qualified Financing, voluntary conversion, change of control

Material Rights

Maturity Date: $105,000 on November 25, 2024, and $200,000 on August 9, 2024

Investor may elect to (i) convert the outstanding principal amount of this Note and all accrued and unpaid interest on this Note, along with the other Notes, into fully paid and nonassessable shares of the Company's non-voting Common Stock at a price per share equal to the Conversion Price; or (ii) receive payment from the Company of 120% of the total outstanding principal amount.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
Final amount sold: $105,000.00
Use of proceeds: Operations, Payroll, R&D, Inventory
Date: December 14, 2020
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 315,000
Use of proceeds: Advising and board compensation from Colin Hacking
Date: January 31, 2021
Offering exemption relied upon: Section 4(a)(2)

- Name: Non-voting Common Stock
Type of security sold: Equity
Final amount sold: $916,667.00
Number of Securities Sold: 1,389,379
Use of proceeds: Operations, Payroll, Inventory, Marketing
Date: April 01, 2022
Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: Operations, Payroll, R&D, Inventory
Date: August 09, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

<u>Revenue</u>

Revenue for fiscal year 2022 was $ 522,825, up over 119% compared to fiscal year 2021 revenue of $238,140. Improved market awareness, new products, sales activity increased B2B sales to OEM brands dramatically. Eight (8) new OEM customers in 2022 accounted for the majority of sales increase. International sales grew significantly, and we believe Western Europe will be our strongest market in the coming years.

<u>Cost of Sales</u>

Cost of sales was $302,633 in 2022, compared to $ 157,001 in 2021. This is a slight percentage increase year over year, due to an increased portion of sales being made up from lower-margin B2B sales instead of higher-margin direct sales.

<u>Gross Margins</u>

Gross profit in 2022 increased by $139,053 over 2021 gross profit, and gross margins as a percentage of revenues increased from 34.1 % in 2021 to 42.1 % in 2022 due to lowering unit costs and increased average sale price with custom engineering and accessories.

<u>Expenses</u>

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, inventory, rent and insurance, and expenses of Hacking Labs.

Expenses in 2022 increased $5,934 from 2021. Advertising and fundraising expenses decreased while payroll expenses increased. The Company increased employee hours and wages, resulting in increased costs.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future, assuming a fully subscribed campaign. In the past two years, the most cashflow intensive parts of the business were Payroll and fundraising expenses tied to advertising the crowdfunding raise. Payroll will continue to be cashflow intensive, but sales and marketing costs will become a much larger portion of expenses. Previously, the needed cash was generated through sale of equity and revenue. In the future, we expect this to be primarily through sales. With several product launches and new B2B partnerships coming online, cashflow should increase in 2023 and 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company had cash of approximately $52,537. The Company intends to raise additional funds through equity financing.

The Company currently has a revolving line of credit with Wells Fargo, for a total amount available of $12,000. This line of credit currently has an outstanding balance of $12,000

Shareholder loan possible up to $200k

Credit cards with a combined limit of $190,000

Inventory: $157,156

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical for growth. The company could continue operations with expected revenue, but would not have the ability to invest in growing quickly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

A large portion of the total funds available to the company is expected to be made up of funds from this campaign. If the target amount is raised, that will make up over 90% of the total funds available.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum amount it would be able to operate for approximately 3 months, based on the average total burn rate over the last three months (not including payments on prior debt), and including recent accounts receivable and order bookings.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum amount it would be able to operate for approximately 18 months due to increased activity with the use of funds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have not explored lines of credit based on collateral. There is potential for a Line of Credit from several suppliers and strategic partnerships. Furthermore, there are contemplated future capital raises from strategic investments or angel investors.

Indebtedness

- Creditor: US Small Business Administration
  Amount Owed: $42,800.00
  Interest Rate: 3.75%
  Maturity Date: July 01, 2051

- Creditor: Christopher Hacking
  Amount Owed: $75,000.00
  Interest Rate: 5.0%
  Maturity Date: December 14, 2024

- Creditor: Colin Hacking
  Amount Owed: $30,000.00
  Interest Rate: 5.0%
  Maturity Date: December 24, 2024
  Convertible Note, 10% discount, uncapped

- Creditor: Colin Hacking
  Amount Owed: $200,000.00
  Interest Rate: 5.0%
  Maturity Date: September 09, 2024
  Convertible Note, 10% discount, uncapped

- Creditor: American Express/Kabbage
  Amount Owed: $20,829.00
  Interest Rate: 4.0%
  Maturity Date: May 02, 2024

- Creditor: Sean Hacking
  Amount Owed: $552.00

Interest Rate: 0.0%
The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Related Party Transactions

- Name of Entity: Colin Hacking
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Investment in Convertible Note of $30,000
  Material Terms: 5% interest, maturity Nov 14 2024, 10% discount, uncapped

- Name of Entity: Christopher Hacking
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Investment in Convertible Note of $75,000
  Material Terms: Maturity Dec 2024, 5% interest rate, 10% discount, uncapped

- Name of Entity: Colin Hacking
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Investment in Convertible Note of $200,000
  Material Terms: 5% interest, maturity Aug 9, 2024, 10% discount, uncapped

- Name of Entity: Sean Hacking
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: Principal: $552. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Valuation

Pre-Money Valuation: $15,042,560.40

Valuation Details:

Our valuation is based on the consideration of multiple factors. First, we assessed similar Reg CF offerings at our stage and in a comparable segment:

Driven

Product or Service: eBike Motor System

Revenue: No revenue

Reg CF Valuation: $15M

Similarities to Veer: Electric Mobility

Differences from Veer: Pre-revenue

https://wefunder.com/driven/ No revenue, $15M valuation cap

Bimotal

Product or Service: eBike motors

Revenue: <$50k

Reg CF Valuation: $28.5M

Similarities to Veer: Electric Mobility

Differences from Veer: Much lower revenue, lower gross margins

https://wefunder.com/bimotal Less than $50k revenue, $28.5M valuation cap

Boaz Bike Share

Product or Service: Shared Scooters

Revenue: $2M Lifetime

Reg CF Valuation: $19.5M

Similarities to Veer: Electric Mobility

Differences from Veer: Higher lifetime revenue

https://wefunder.com/boaz.bike Shared scooters, $2M total revenue, $19.5M Valuation Cap

Clip

Product or Service: Convert a Bike to eBike

Revenue: $50k (2022)

Reg CF Valuation Cap: 12M

Similarities to Veer: Electric Mobility

Differences from Veer: 10X less revenue than Veer in 2022

https://wefunder.com/clip Convert a bike to eBike, $49,538 Revenue 2022, $12M valuation cap

The Smart Tire Company

Product or Service: Airless Bike Wheels

Revenue: $101k (2022)

Reg CF Valuation: $54.5M

Similarities to Veer: Mobility Technology

Differences from Veer: 5X Less Revenue than Veer in 2022

https://wefunder.com/thesmarttirecompany, Airless Bike Wheels, $101k revenue 2022, $54.5M Valuation

We believe our valuation allows us to be competitive with other comparable raises in similar segments at a similar stage and to raise enough capital to maintain growth levels under the current dilution constraints.

Discounted Cash Flow (DCF): Using the Discounted cash flow method with a 6.5% expected annual growth rate after 5 years and a discount rate assumption of 11% yields approximately a $15.2M valuation for Hacking Labs (Veer).

Large TAM and SAM size: Compared to other offerings in this price range, we believe Hacking Labs operates in a favorably sized market. This means there is potentially more room to grow. The global cycling market is approximately $50 billion/ year. Our current product, high quality drives for bikes is a multi-billion dollar market. The electric vehicle and micro-mobility markets are expected to be worth hundreds of billions of dollars by 2030.

Lack of competitors offering a similar solution: We believe there are no competing belt drive products that adapt to traditional bike designs or offer the same flexibility. There are currently no clutchless two-speed built-in shifting belts for vehicles on the market.

Intellectual property: Our IP allows Hacking Labs to defend its market position and technological advantage through two pending patents on belt splice technology that enables much more vehicle design flexibility and shifting mechanism technology that improves performance and efficiency over single-speed drives, and improves performance and durability over multi-speed drives

Recognition in the market: The VEER brand is recognized by many professionals and enthusiasts in the industry, increasing the company value over a Reg CF offering from a brand that is less established.

B2B partnerships and distribution: This means we have a better potential growth rate than other offerings with less distribution infrastructure. Over 20 OEMs testing the product, 50 retail partners, and 3 distributor partners.

Strong supplier relationships: We already know how to work with existing suppliers to deliver high-quality products on time. Supply chain issues are a substantial risk for businesses that have not yet delivered to customers.

Company revenues: grew over 2X from 2021-2022. In addition, we have demonstrated YoY revenue growth when compared to similar Reg-CF offerings of the past, however, Hacking Labs has favorable metrics, traction and a similar pre-money valuation.

The company set its valuation internally without a formal third-party independent valuation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $305,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fees
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $616,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Company Employment
  55.0%
  Hiring and retaining talent is the only way we can grow quickly. Payroll for CEO and CMO are the largest planned expenditures.

- Marketing
  20.0%
  Marketing and sales is a major part of our growth strategy. This spend will mostly be digital ad buys for D2C and direct sales expenses for B2B

- Operations
  11.0%
  Manufacturing and distributing hardware is an operations-intensive business. These funds will help us maintain a healthy balance sheet as we grow and require greater operational funds.

- Research & Development
  5.0%
  Much of the R&D for the next product lineup has been completed, but we will need to use some of the funds to bring the products up to commercial quality.

- Inventory
  3.5%
  Using this funding to purchase inventory is important so we can meet the volume required to lower production costs. The larger our order quantity, the higher profit margins we can achieve.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.veercycle.com/ (https://www.veercycle.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/veer

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hacking Labs

[See attached]

HACKING LABS

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Hacking Labs
Novato, California

We have reviewed the accompanying financial statements of Hacking Labs (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 23, 2023
Los Angeles, California

HACKING LABS
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	103,737	$	76,606
Acccounts Receivable, net		635		-
Inventory		170,014		143,085
Prepaids and Other Current Assets		1,388		-
Total Current Assets		**275,775**		**219,692**
Property and Equipment, net		1,800		7,080
Security Deposit		6,000		6,000
Total Assets	**$**	**283,575**	**$**	**232,772**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	92,126	$	113,561
Credit Cards		28,542		44,780
Current Portion of Loans and Notes		1,523		7,647
Current Portion of Convertible Note		105,000		105,000
Forward Financing		-		937
Line of Credit		20,830		-
Shareholder Loan		552		552
Other Current Liabilities		25,000		63,027
Total Current Liabilities		**273,573**		**335,505**
Promissory Notes and Loans		43,745		12,068
Convertible Notes		200,000		-
Accrued Interest on Convertible Notes		15,557		5,573
Total Liabilities		**532,875**		**353,145**
STOCKHOLDERS EQUITY				
Common Stock		624,295		622,024
Non-Voting Common Stock		774,418		463,115
Shareholder Distribution		(7,062)		-
Additional Paid in Capital		1,106		1,106
Retained Earnings/(Accumulated Deficit)		(1,642,056)		(1,206,618)
Total Stockholders' Equity		**(249,300)**		**(120,373)**
Total Liabilities and Stockholders' Equity	**$**	**283,575**	**$**	**232,772**

See accompanying notes to financial statements.

HACKING LABS
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	522,757	$	238,140
Cost of Goods Sold		302,633		157,001
Gross profit		220,124		81,139
Operating expenses				
General and Administrative		520,015		332,958
Advertising expense for fundraising		84,787		282,368
Sales and Marketing		46,435		23,609
Total operating expenses		651,237		638,935
Operating Income/(Loss)		(431,112)		(557,796)
Interest Expense		12,537		11,444
Other Loss/(Income)		(8,211)		(4,999)
Income/(Loss) before provision for income taxes		(435,438)		(564,241)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(435,438)**	**$**	**(564,241)**

See accompanying notes to financial statements.

HACKING LABS

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Non-Voting Common Stock		Additional Paid In	Shareholder	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Capital	Distribution	(Accumulated Deficit)	Equity
Balance—December 31, 2020	**9,285,000**	**$ 603,652**					**$ (642,377)**	**(38,724)**
Issuance of Stock			1,352,264	$ 463,115				463,115
Capital Contribution		18,371						18,371
Share-Based Compensation					$ 1,106			1,106
Net income/(loss)							(564,241)	(564,241)
Balance—December 31, 2021	9,285,000	622,024	1,352,264	463,115	1,106	-	$ (1,206,618)	**$ (120,373)**
Issuance of Stock	-	-	679,903	311,302	-			311,302
Shareholder Distribution						$ (7,062)		(7,062)
Capital Contribution		2,271						2,271
Share-Based Compensation					-			-
Net income/(loss)							(435,438)	(435,438)
Balance—December 31, 2022	**9,285,000**	**$ 624,295**	**2,032,167**	**$ 774,418**	**$ 1,106**	**$ (7,062)**	**$ (1,642,056)**	**$ (249,300)**

See accompanying notes to financial statements.

HACKING LABS
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(435,438)	$	(564,241)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		5,280		5,280
Share-based Compensation		-		1,106
Changes in operating assets and liabilities:				
Acccounts receivable, net		(635)		-
Inventory		(26,929)		(119,429)
Prepaids and Other Current Assets		(1,388)		3,781
Accounts Payable		(21,435)		113,561
Credit Cards		(16,238)		32,386
Other Current Liabilities		(38,027)		59,528
Accrued Interest on Convertible Notes		9,984		5,573
Security Deposit		-		(3,000)
Net cash provided/(used) by operating activities		**(524,827)**		**(465,455)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(1,149)
Net cash provided/(used) in investing activities		**-**		**(1,149)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		313,574		481,487
Shareholder Distribution		(7,062)		
Forward Financing		(937)		(3,062)
Line of Credit		20,830		-
Borrowing on Shareholder Loans		-		552
Borrowing on Promissory Notes and Loans		25,553		-
Borrowing on Convertible Notes		200,000		-
Net cash provided/(used) by financing activities		**551,957**		**478,977**
Change in Cash		27,131		12,373
Cash—beginning of year		76,606		64,234
Cash—end of year	**$**	**103,737**	**$**	**76,606**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	12,537	$	11,444
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hacking Labs was formed on July 28, 2016 in the state of California. The financial statements of Hacking Labs (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Novato, California.

The Company designs mechanic transmission components. We manufacture all critical processes in-house and also work with contract manufacturers. Our vision is to create mechanical transmissions for light electric vehicles in the transportation industry that are more durable, reliable. Our mission is to help propel the wave of more sustainable transportation vehicles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hacking Labs is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of bike belt drive products & accessories. The Company sales the products online and also wholesales to certain distributors.

Cost of sales

Costs of goods sold include input materials, cost of labor, commissions, distribution services and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $46,435 and $23,609, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 23, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	170,014	143,085
Total Inventory	**$ 170,014**	**$ 143,085**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Undeposit funds	1,388	-
Total Prepaids and Other Current Assets	**$ 1,388**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Customer Deposit	25,000	63,027
Total Other Current Liabilities	**$ 25,000**	**$ 63,027**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 26,399	$ 26,399
Property and Equipment, at Cost	**26,399**	**26,399**
Accumulated depreciation	(24,599)	(19,319)
Property and Equipment, Net	**$ 1,800**	**$ 7,080**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $5,280 and $5,280, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock Voting

The Company is authorized to issue 15,000,000 shares of Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 9,285,000 shares of voting Common Stock were issued and are outstanding, respectively.

Common Stock Non-Voting

The Company is authorized to issue 4,500,000 shares of non-voting Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 2,032,167 shares and 1,352,264 shares of non-Voting common stock were issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 0.00	-
Granted	618,300		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	618,300	$ 0.00	9.09
Exercisable Options at December 31, 2021	618,300	$ 0.00	9.09
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	618,300	$ 0.00	8.09
Exercisable Options at December 31, 2022	618,300	$ 0.00	8.09

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 were $0 and $1,106, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Disaster Loan	$ 42,800	3.75%	5/17/2020	5/167/2050	$ 1,605	1,605	$ 1,523	$ 43,745	$ 46,873	$ 1,605	$ 1,605	$ 432	$ 12,068	$ 12,500
Notes Payable- PPP Forgivable Loan	$ 7,215	1.00%	5/6/2020	Forgiven in 2022	$ -	-	$ -	$ -	$ -	$ -	$ -	$ 7,215	$ -	$ 7,215
Total					$ 1,605	$ 1,605	$ 1,523	$ 43,745	$ 46,873	$ 1,605	$ 1,605	$ 7,647	$ 12,068	$ 19,715

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 1,523
2024	1,523
2025	1,523
2026	1,523
2027	1,523
Thereafter	37,651
Total	**$ 45,268**

Owner Loans

During the years presented, the Company borrowed money from the owner Sean Hacking. The details of the loan from the owner are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022 Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2021 Current Portion	Non-Current Portion	Total Indebtedness
Sean Hacking	$ 552	0.00%	No set maturity	$ 552		$ 552	$ 552		$ 552
Total				$ 552	$ -	$ 552	$ 552	$ -	$ 552

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2021 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Note	$ 30,000	5.00%	11/25/2020	11/25/2022	1,500	3,148	30,000	-	33,148	847	1,648	30,000	$ -	31,648
2020 Convertible Note	$ 75,000	5.00%	12/14/2020	12/14/2022	3,750	7,675	75,000	-	82,675	1,171	3,925	75,000	$ -	78,925
2022 Convertible Note	$ 200,000	6.00%	08/09/2022	08/09/2024	4,734	4,734	-	200,000	204,734	-	-	-	$ -	-
Total					$ 9,984	$ 15,557	$ 105,000	$ 200,000	$ 320,557	$ 2,018	$ 5,573	$ 105,000	$ -	$ 110,573

The convertible notes are convertible into Common Shares at a conversion price. The conversion price means a price per share equal to 90% of the price per share price paid by the other purchasers (excluding any notes converting into Common Stock) of the Common Stock sold in the Qualified Financing or Non-Qualified Financing, as applicable. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (129,935)	$ (166,541)
Valuation Allowance	129,935	166,541
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (334,858)	$ (204,923)
Valuation Allowance	334,858	204,923
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,122,177, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,122,177. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In the past, the Company borrowed money from the owner, Sean Hacking. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $552.

On August, 2022, the Company entered into a convertible promissory note with Colin Hacking in the amount of $200,000. The note bears an interest rate of 6% and has maturity date set on August 9, 2024.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 23, 2023, which is the date the financial statements were available to be issued.

On May 1, 2023, the Company issued 300,000 stock option for non-voting stock to a certain individuals based on services provided before the grant.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $431,112 an operating cash flow loss of $524,827, and liquid assets in cash of $103,737, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF VEER

More Speed. More Power. More Range.

Veer's carbon fiber drivetrains modernize light electric vehicles (LEVs), replacing old chain drives as cities electrify transportation.

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ELECTRIC
MOBILITY
REDEFINED
VEER

$67,465.40 Raised

REASONS TO INVEST

- Large Investor Community: Veer raised over $914K from 921 investors in our last equity crowdfunding campaign. This allowed us to expand our product lines, grow our sales team, & invest in lowering production costs.
- Impressive Sales and Growing Market: Veer is growing 2-3x per year in the Light Electric Vehicle Market. The eBike market alone is valued at $28.87 billion in 2023.*
- Valuable Mission: Tackling climate change by enabling rapid adoption of light electric vehicle (LEV) usage for local transportation. Addressing the major problems with LEVs with our innovative drivetrain solutions.

*Source

*** The Company's growth figures are based on historical data and should not be construed as indicative of the company's future performance or financial success.*

Invest Now
$1.20 Per Share

PREVIOUSLY CROWDFUNDED
$916,667

RAISED	INVESTORS
$67,465.40	41

MIN INVEST	VALUATION
$499.20	$15.04M

SINCE OUR LAST RAISE...

THE PITCH

Empowering Electric Mobility: Redefining Range, Cost and Sustainability

When a broken bike chain sent our Founder & CTO, Sean Hacking, crashing straight into the pavement in the middle of traffic, he decided to take matters into his own hands by engineering Split Belt™, our first carbon fiber belt drivetrain product that made riding more reliable and safer.

We raised over $914K from over 921 investors in our last equity crowdfunding campaign to bring our Split Belt technology to countless riders and hit multiple milestones.


INVEST IN TECHNOLOGY THAT WE BELIEVE CAN CHANGE THE WHOLE INDUSTRY
I wanted to invest in the fast-growing micromobility industry, but there are so many bike startups to choose from. I realized with VEER, I could invest in a strong team solving a big problem that serves all of them at once.
— GREG / INVESTOR

**The above testimonials may not be representative of the opinions or of the experiences of other investors and is not a guarantee of future performance or success.*

Now we are introducing our newest, patented technology and the next phase of innovation, SHIFT™ Drive System, to provide the most optimal full transmission package for all light electric vehicles (LEVs), which includes e-Bikes, e-Scooters, e-motorcycles, etc. Our SHIFT™ Drive System enables LEVs to cost less, shift under full electric power, and most importantly, is incredibly fun to ride.



Animations are computer-generated versions.

THE PROBLEM & OUR SOLUTION

Transportation of the Future Shouldn't Rely on Technology From the Past

Zero-emission mobility needs to outperform existing dirty vehicles.

Electrification of vehicles is happening and we are at a transition point. Vehicle technology and components need innovation in order to make global adoption a total no-brainer.


SHIFT DRIVE SYSTEM IS THE
SOLUTION FOR EMOBILITY

Most eScooters, eMotorcycles, and other forms of LEVs still use the same outdated metal chain drives that were designed for manual-pedal bikes 140 years ago. Combustion engine vehicles use an expensive and heavy gearbox transmission that is not suitable for electric vehicles, and most eBikes currently use finicky and failure-prone derailleurs.

Many light electric vehicles do not have a method to change gears, causing the electric drive system to have trouble operating at the most efficient speed, limiting range and performance. Development and integration of new technologies into different vehicle designs is difficult and expensive, holding back the whole industry.

People will choose these electric vehicles when they have better battery range, are more affordable, and have wicked fun performance. We make that happen.

MAJORITY OF DAILY TRIPS CAN BE DONE ON AN EBIKE


0–5 MILES
60%
5–15 MILES
25%
15+ MILES
15%
PERCENTAGE OF U.S. TRIPS BY DISTANCE

SHIFT™: A 2-Speed Transmission Technology That Accelerates Adoption of Light EVs

Veer's Shift Drive System is a next-generation drivetrain that boosts affordability, range, durability, and performance of light electric vehicles like eBikes, eScooters, and eMotorcycles.

It eliminates the need for the chain systems and gearboxes that have high costs and require maintenance.

Our system seamlessly adds efficient shifting capabilities to single-speed drives, giving the motor better performance over a range of speeds.

With more efficient shifting, motors and batteries can be **smaller and more affordable**. This reduces production and operating costs, lowers vehicle weight, and extends battery range.

Plus, integration is a breeze. The Shift Drive System fits smoothly into existing vehicle designs and can adapt to a wide array of LEVs without the need for extensive modifications.

Our commitment is to deliver a product that balances the needs of manufacturers and the desires of riders, all while championing the shift to sustainable and delightful local transportation.

THE MARKET & OUR TRACTION

Small Electric Vehicles Will Ride on Traction Built on New Policy

This is a large and rapidly growing industry that we believe is ripe for new innovation.

By 2027, the worldwide bicycle market is anticipated to grow to $147.24 billion (Source). In 2023, the electric bike market was valued at $28.87 billion, growing at a compounded annual growth rate of 12.74% (Source). This market is estimated to reach $52.59 billion by 2028. (Source).

The electric scooter market was estimated at $18.6 billion in 2019, and the electric motorcycle market is slated to reach $40 billion by 2026 (Source | Source).

Our laser focus targets a market size of $240M per year, producing 2 million drives annually. That is less than 1% of the total chain drives sold for bikes and motorcycles every year.

This momentum is not accidental. Escalating fuel costs, nightmarish urban congestion, and the global shift towards green initiatives are the driving forces behind this electric renaissance.


KEY TRENDS PUSHING LEV ADOPTION
Environmental Awareness
Government Subsidies/ Incentives
Growing Urbanization
Government Sustainability Goals

We've Been Working On This Problem

After years of experience showing we can build and sell drive products to solve these problems, our Shift Drive System is the next phase in our master plan.

Since our inception in 2019, we have seen year-over-year growth of 200%, having shipped thousands of drive units to date.**

Our global footprint now includes OEM partners (bike manufacturers) across borders, multiple distributors, and an impressive network of 50+ retail dealers.

We've been working on technology to address this issue and have the patents, awards and certifications to prove it.


3 Patents Pending
UNITED STATES PATENT AND TRADEMARK OFFICE
uspto
ISO Certification
ISO
Eurobike Startup Award Winner
EUROBIKE
Completed S.D.S.I. Accelerator Program
sdsi
SD SPORT INNOVATORS

WHY INVEST

Veer Aims to Advance the Future of Local Transportation

We aim to be the go-to drive supplier for mid to high-end eBikes, eScooters, and other light electric vehicles. Our goal is to keep innovating and making the best components so that these vehicles are efficient, affordable, and fun to ride, leading to transportation being overall more sustainable.


MULTICYCLE × VEER

Our ultimate vision is to help cities curtail local car travel and combat climate change.



**Animations are computer-generated versions.*

We believe the Shift Drive System is the solution for eMobility.

We are raising money to accelerate our vision and bring this new technology to the market faster, getting it into the hands of as many people as possible.

We invite you to join our community, be a part of the solution and invest in Veer today!

ABOUT

HEADQUARTERS
46 Digital Dr., STE. 2
Novato, CA 94949

WEBSITE
View Site

Veer's carbon fiber drivetrains modernize light electric vehicles (LEVs), replacing old chain drives as cities electrify transportation.

TEAM



Sean Hacking
Founder and CTO

"Growing up in a small town tucked in the Nor-Cal mountains, his dedication to both engineering and bikes came to be. From being carted by his parents in bike trailers at a young age, to building his first e-bike as a teen, bikes have always been a passion.

After studying Bioengineering at UC Santa Cruz he worked in R&D and DNA mass production, but his passion for bikes was always there.

While renting bikes in Taiwan , his chain broke in a busy intersection and threw him to the ground. He thought that there must a better, more reliable drivetrain available. He discovered belt drives but hated that you needed a special bike to install one. Upon his return he wasted no time tackling a longtime hassle with drive-trains and Split Belt, our first product, was born.

Thus, the company was formed and the dedication to make biking hassle free for the masses began."



Daniel Hacking
Treasurer of the Board

Daniel is a talented engineer and passionate cyclist, and was a key figure in the development and testing of the original Split Belt product line. He serves on the board as Treasurer.

Colin Hacking

Colin Hacking
Chairman of the Board

Colin is a retired microwave and electrical engineer and entrepreneur. He founded the original Hacking Labs, Inc. in the 1980's commercializing his antenna designs, and also worked in the Space Shuttle program.



Kelly Burr
CEO

37 years cycling industry experience in product development, sales, and operations with a deep base of industry knowledge and contacts

Previously: Lead Marin Bikes to sales upwards of $60M as VP of Operations and VP of Product



Katrina Mounivong
Business Manager

6 years cycling industry experience

B.S. Biochemistry and business management

Previously: Operations experience from the restaurant industry

TERMS

Veer

Overview

PRICE PER SHARE
$1.20

VALUATION
$15.04M

DEADLINE
Dec 29, 2023

FUNDING GOAL
$10k - $617k

Breakdown

MIN INVESTMENT
$499.20

OFFERING TYPE
Equity

MAX INVESTMENT
$616,998

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
8,333

MAX NUMBER OF SHARES OFFERED
514,165

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

Because you previously invested in VEER, you are eligible for 20% bonus shares

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$1,000+ We Love You? Level Up - 3% bonus shares

$2,500+ Riders Leve lUp - 8% bonus shares,

$5,000+ Partners Level Up - 10% bonus shares, lifetime 30% discount on orders

$10,000+ Owners Level Up - 15% bonus shares, call or meeting with the founding team** first look at upcoming products in development, lifetime 30% discount on orders

$25,000+ Founders Level Up - 20% bonus shares, call or meeting with the founding team,** first look at upcoming products in development, free belt drive

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*** Meetings and calls will be scheduled at mutually convenient times. Please note that travel and lodging expenses are not included in this offering. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient.*

The 10% StartEngine Owners' Bonus

Veer will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.20 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

PRESS

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Veer.

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

$499
Earn 10% Bonus Shares
Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.
Select

$1,000
We Love You? Level Up
Invest $1,000+; 3% bonus shares
Select

$2,500
Riders LevelUp
Invest $2,500+; 8% bonus shares
Select

$5,000
Partners Level Up
Invest $5,000+; 10% bonus shares - lifetime 30% discount on orders
Select

$10,000
Owners Level Up
Invest $10,000+; 15% bonus shares - call or meeting with the founding team, first look at upcoming products in development, lifetime 30% discount on orders
Select

$25,000
Founders Level Up
Invest $25,000+; 20% bonus shares - call or meeting with the founding team, first look at upcoming products in development, free belt drive
Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

DA

David Amin
15 days ago

Brilliant ideas do not need strat engine. Friend and family network will generate millions for the right mind...
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1 0

SH

Sean Hacking
Veer • 15 days ago

Hi David! Thanks for the comment, but I have no idea what you are trying to say. I'm glad your family networ...
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0

FV

Felix Vayssieres
21 days ago

Hello,
1) Belt drives have been used on bicycles and ...
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0 0

WC

W Kim Colich
a month ago

Hi, We invested earlier during your raise on the SeedInvest platform. Please consider lowering your ...
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1 1

SH

Sean Hacking
Veer • 15 days ago

Hi Kim, thanks for you comment! I understand $500 is a lot to invest for some people, and we also want to be...
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0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video Transcript

Hi, I'm Mister Sean Hacking, founder at VEER.

Here's what you need to know to invest in the future of transportation …it's electric, so why are Electric Vehicles still using drive tech from the time of choochoo trains?

As an engineer, I thought that was pretty f****g dumb, so I made split belt.

What is split belt?

Glad you asked. It's a *magical carbon fiber drive for bicycles and light electric vehicles, ready to shake up a $50Bn industry.

Split belt ramps up vehicle range and reliability, and smashes manufacturing and maintenance costs.

Indeed, most of these two-wheeled vehicles use chains, which are basically strings of bull***t covered in grease.

We've all had bike chains fall off, get you greasy, or shift sh**ty.

It's even worse with that ludicrous electric torque and EVs. Wasn't built for that!

We built split belt, better.

Ever wondered how we could reinvent the wheel? We didn't. We reinvented something… more.

Introducing SHIFT.

A revolutionary external drive system, the first true redesign in over 70 years.

Utilizing our Split Belt Technology. It's not just smooth; it's smoother than smooth itself.

Because when we do things, we do them, well…more.

It shifts automagically, or at your wireless command.

Machine learning constantly analyzes changes in vibration to predict any mechanical issues.

This Transformer technology boosts vehicle efficiency, meaning more powerful, longer-range, more affordable vehicles.

The entire drive system is lighter than a chain alone.

There are no meshing gears so there's no oil.

No gearbox, no clutch or easing off is needed to shift under full power

The familiar clunk is replaced by instant silky shifts, naturally leveled by the belt transitioning across the morphing sprockets.

No finicky dangly bits, or internal shenanigans.

Drive tension is perfectly maintained, during shifts or riding the roughest of terrain.

We know.. some like it dirty. So Every sliding surface is fully sealed, for all-weather durability.

It easily drops in place of a cassette or a drive sprocket on existing wheels and motors.

Oh…Shift.

This makes EVs way more fun, even with motors and batteries that are smaller, cheaper, and lighter.

I'd know. I built my first EV when I was 17, before building robots in biotech.

That may sound cool…which is why I said it.

I've also biked my whole life. When a mangled chain sent me painfully to the pavement in packed raffic, I looked down at my butchered, bleeding foot and said: "by Jove, I've had it"

I spent the next year penniless, freezing my bum off in my mum's garage, cooking up THIS masterpiece.

Worth it? Nah. But I knew this world aint gonna last if we keep using vehicles from the past.

It's time to change how we get around. This drives us.

I mean, this videp may SEEM silly, but there's some things me and the team are really keen on.

Reliability.

Performance.

EngiNERDing.

Delighting customers, making wishes come true.

That's why we're kicking ass, and actually have revenue.

We've shipped over 1,000 units, won multiple distributors… AND rave reviews, like this one…

But we need your support to bring this to world-changing scale.

You really wanna throw your cash at some boring investment?

Or do you want to own a fast-growing piece of awesome, as you join us in building a more kickass future?

Invest today, and we'll make your perks.. extra special.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTS-GS	Articles of Incorporation of a General Stock Corporation

3931300

FILED JAN
Secretary of State
State of California
JUL 28 2016

2CC This Space For Office Use Only

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is Hacking Labs

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. Sean Hacking
Agent's Name

b. 1041 Salmon River Rd. | Somes Bar | CA | 95568
*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* | *City (no abbreviations)* | *State* | *Zip*

Corporate Addresses

④ a. 1041 Salmon River Rd. | Somes Bar | CA | 95568
Initial Street Address of Corporation - Do not list a P.O. Box | *City (no abbreviations)* | *State* | *Zip*

b. HC 11 Box 202 | Somes Bar | CA | 95568
Initial Mailing Address of Corporation, if different from 4a | *City (no abbreviations)* | *State* | *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Business Oversight. For more information, go to www.dbo.ca.gov or call the California Department of Business Oversight at (866) 275-2677.)

⑤ This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 10,000,000.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

[signature]
Incorporator - Sign here

Sean Hacking
Print your name here

Make check/money order payable to: **Secretary of State**	***By Mail***	***Drop-Off***
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814

ARTS-GS	Articles of Incorporation of a General Stock Corporation

3931300

FILED JAN
Secretary of State
State of California
JUL 28 2016 6

2CC This Space For Office Use Only

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is Hacking Labs

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. Sean Hacking
Agent's Name

b. 1041 Salmon River Rd. | Somes Bar | CA | 95568
*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* | *City (no abbreviations)* | *State* | *Zip*

Corporate Addresses

④ a. 1041 Salmon River Rd. | Somes Bar | CA | 95568
Initial Street Address of Corporation - Do not list a P.O. Box | *City (no abbreviations)* | *State* | *Zip*

b. HC 11 Box 202 | Somes Bar | CA | 95568
Initial Mailing Address of Corporation, if different from 4a | *City (no abbreviations)* | *State* | *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Business Oversight. For more information, go to www.dbo.ca.gov or call the California Department of Business Oversight at (866) 275-2677.)

⑤ This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 10,000,000.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

▶ Sean Hacking
Incorporator - Sign here

Sean Hacking
Print your name here

Make check/money order payable to: **Secretary of State**	***By Mail***	***Drop-Off***
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814

ARTS-GS	**Articles of Incorporation of a General Stock Corporation**

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is Hacking Labs

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. Sean Hacking
Agent's Name

b. 1041 Salmon River Rd. | Somes Bar | CA | 95568
*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* | *City (no abbreviations)* | *State* | *Zip*

Corporate Addresses

④ a. 1041 Salmon River Rd. | Somes Bar | CA | 95568
Initial Street Address of Corporation - Do not list a P.O. Box | *City (no abbreviations)* | *State* | *Zip*

b. HC 11 Box 202 | Somes Bar | CA | 95568
Initial Mailing Address of Corporation, if different from 4a | *City (no abbreviations)* | *State* | *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Business Oversight. For more information, go to www.dbo.ca.gov or call the California Department of Business Oversight at (866) 275-2677.)

⑤ This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 10,000,000.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

▶ [signature] | Sean Hacking
Incorporator - Sign here | *Print your name here*

Make check/money order payable to: **Secretary of State**	***By Mail***	***Drop-Off***
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814

Certificate of Amendment of Articles of Incorporation of Hacking Labs

FILED
Secretary of State
State of California
A0853893
Filing Number
03/12/2021
Filing Date

The undersigned certifies that:

1. He is the president and secretary of Hacking Labs, a California corporation, with California Entity Number 3931300 (the "Corporation").

2. Article Five of the Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

> "The Corporation is authorized to issue two classes of shares to be designated Common Stock and Non-Voting Common Stock. The total number of shares of Common Stock that the Corporation is authorized to issue is ten million five hundred thousand (10,500,000). The total number of shares of Non-Voting Common Stock that the Corporation is authorized to issue is four million five hundred thousand (4,500,000). The total number of shares the Corporation is entitled to issue is 15,000,000.
>
> The Non-Voting Common Stock shall have, within the limitations provided by law, all the right the rights, preferences, privileges and restrictions pursuant to California law; provided that the holders of shares of Non-Voting Common will not be entitled (A) to vote on any matters of the Corporation, including together with the holders of shares of Common Stock, or (B) to vote on any matter separately as a class or series, except where expressly required by California law."

3. The foregoing amendment of Articles of Incorporation has been duly approved by the Corporation's board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. At the record date for the meeting at which such approval occurred, the Corporation had only one class of shares designated Common Stock, and the number of outstanding shares entitled to vote with respect to the foregoing amendment was 9,285,000. The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

The undersigned, Sean Colin Hacking, declares on this 9th day of March, 2021, under penalty of perjury under the laws of the State of California that he has read the foregoing certificate and knows the contents thereof and that the same is true of his own knowledge.

Sean Colin Hacking, President

Sean Colin Hacking, Secretary